Exhibit 77(c)


              SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

A special meeting of shareholders of the Fund was held on April 16, 2002 to approve the reorganization of the Fund as a newly created series of ING Mutual Funds, a Delaware business trust (For: 81,829,159, Against: 3,215,941).